Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES ACQUISITION OF 11 VLCCS FROM
BW GROUP AND EQUITY ISSUE AT $5.37 PER SHARE

JOINT PRESS RELEASE BY BW GROUP AND DHT HOLDINGS, INC.

ACQUISITION OF 11 VLCCs FROM BW GROUP BY DHT HOLDINGS, INC., AND
EQUITY ISSUE AT $5.37 PER SHARE BY DHT HOLDINGS, INC.

(Singapore, March 23, 2017)

(Hamilton, Bermuda, March 23, 2017)

BW Group Limited and DHT Holdings, Inc. (NYSE:DHT) are pleased to jointly announce today the acquisition of BW Group's VLCC fleet by DHT.  The fleet consists of 11 VLCCs, including two newbuildings due for delivery in 2018.

BW Group's VLCC fleet has a value of approximately $538 million at prevailing broker valuations.  DHT will finance the acquisition by issuing approximately $256 million of DHT capital stock, consisting of approximately 32 million shares of DHT common stock and 15,700 shares of preferred stock that are mandatorily convertible into 15.7 million shares of DHT common stock subject to DHT shareholder approval.  The implied value of the DHT common stock issued to BW is $5.37 per share.  DHT will also pay BW Group $177.36 million in cash and assume approximately $104.16 million in remaining obligations with respect to the two newbuildings.  The cash requirements associated with the purchase are expected to be financed with bank debt.

Following BW Group's delivery of all vessels and novation of newbuilding contracts to DHT, BW Group Limited and its affiliates will own approximately 33.5% of DHT's outstanding share capital and will be granted customary rights, including the right to appoint two directors to DHT's board.

DHT expects that BW Group's VLCC fleet will be delivered during the second quarter of 2017.  As a result of the acquisition, DHT will have a fleet with an average age of 6.9 years, consisting of 30 VLCCs (including four newbuildings for delivery in 2018), and two Aframaxes.

BW Group's CEO Carsten Mortensen said: "DHT Holdings is a leading crude oil tanker company in the maritime industry.  DHT already has a modern and high quality fleet, and the addition of BW's 11 VLCCs including newbuildings will make the company one of the world's largest independent VLCC owners. We look forward to being a shareholder in this strong tanker platform".

DHT's Co-CEOs Trygve P. Munthe and Svein Moxnes Harfjeld commented: "This is a great transaction for DHT and its shareholders.  It is projected to be accretive to DHT's earnings and will deliver cost synergies by lowering G&A expenses per ship.  Importantly, it will further improve our already competitive cash break even levels.  We have identified this as a time to expand again and this acquisition signifies our ability to execute on our plans.  The BW Group has a long history and a strong track record in the VLCC market, and they are aligned with our business model and strategy.  We are truly excited about our new shareholder and their support of our growth strategy."

Cravath, Swaine & Moore LLP is serving as legal counsel to DHT.  Sidley Austin LLP is serving as legal counsel to BW Group.

Click here for accompanying image from BW Group.

Click here for accompanying image from DHT Holdings, Inc.

For further information, please contact:

Lisa Lim Senior Manager, Communications and Branding
Phone: +65 9654 9405
Email: lisa.lim@bwmaritime.com

Eirik Uboe CFO
Phone: +47 41292712
E-mail: eu@dhtankers.com

About BW Group
BW Group is a leading global maritime group involved in oil and gas transportation, floating gas infrastructure, environmental technologies and deepwater production. Through its predecessor companies, Bergesen and World-Wide Shipping, BW has been delivering energy and other vital commodities for more than 80 years.  BW's fleet of over 170 vessels includes crude oil supertankers, refined oil tankers, LNG and LPG carriers, floating storage and regasification (FSRU) units, chemical tankers, bulk carriers and floating production storage and offloading (FPSO) units. For further information: www.bw-group.com.

About DHT Holdings, Inc
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to DHT, which are based on beliefs of DHT's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements by DHT reflect DHT's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2017.

 DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT's actual results could differ materially from those anticipated in these forward-looking statements.

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